Exhibit 10.3

December 24, 2008

Mr. John J. Fry

132 Ember Lane

Carlisle, MA 01741

Dear John:

Reference is made to your letter agreement with Analogic Corporation (the “Company”) dated as of October 29, 2007 (the “Agreement”). The purpose of this document is to amend the Agreement in view of certain regulations recently promulgated by the Internal Revenue Service (the “IRS”) in connection with Internal Revenue Code (“IRC”) Section 409A and to more clearly state our understanding with regard to certain payments that may be subject to excise taxes under the IRC. We do not intend to otherwise alter the terms of the Agreement. In all respects, the Agreement shall remain in full force and effect, provided, however, that:

1.	It is agreed that paragraph (a)(1) of Section 6 is hereby amended and restated to remove the parenthetical “(as defined in Analogic’s Change of Control agreement dated May 2007)” and replace it with the following parenthetical: “(as defined in Analogic’s Change of Control Agreement dated May 2007 as amended in December 2008 (the “Amended CIC Agreement”))”.

2.	It is agreed that Sections 11 through 13 are hereby amended and restated in their entirety to read as follows:

11. Change-In-Control. You will be eligible for the following Change-in-Control (CIC) benefits in the event your employment is terminated by the Company without Cause or by you for Good Reason within twenty-four (24) months following a CIC (the “CIC Period”), the distribution of which is subject to the provisions of Section 18 hereof:

a.	One times the Base Salary plus the greater of: (1) the Target Bonus for the year in which termination occurs or (2) the average bonus paid to you over the prior three (3) full fiscal years, payable in a lump sum thirty (30) days following your termination;

b.	Pro-rata bonus based on the number of whole months worked in the year of termination (fiscal), using the greater of the Target Bonus or the projected actual bonus, to the extent determinable, payable in a lump sum thirty (30) days following your termination;

c.	Health and welfare benefit continuation for twelve (12) months, payable in accordance with the Company’s regular payroll practice for benefits;

d.	Acceleration of vesting of unvested equity awards including, without limitation, the Performance-Contingent Award and the Time-Based Award; and

e.

If any excise taxes are imposed on you because your CIC payments exceed your safe harbor under the Federal golden parachute rules (as defined in IRS Sections 280G and 4999), these excise taxes will be reimbursed to you along with the Federal and State income tax effect of this reimbursement. However, should your CIC payments exceed your safe harbor amount by less than $50,000 or 10% of your safe harbor amount; you will receive the greater of: (1) your total CIC payments less the estimated cost of your excise tax or (2) your safe harbor amount. If and to the extent that any payments or benefits are required to be cut back pursuant to this Section 11(e), the payments or benefits shall be reduced or eliminated as determined by the Company, in the following order: (i) any cash payments, (ii) any taxable benefits, (iii) any nontaxable benefits, and (iv) any vesting of equity awards, in each case in reverse order beginning with payments or benefits that are to be paid the farthest in time from the date that triggers any excise tax, all and in each case as is necessary to maximize your after-tax position.

The terms described above will be incorporated into a change of control agreement of a form substantially similar to the Amended CIC agreement.

12. General Severance. You will also be eligible for the following severance benefits in the event your employment is terminated by the Company without Cause or by you for Good Reason and other than during the CIC Period, the distribution of which is subject to the provisions of Section 18 hereof:

a.	Base Salary continuation for the greater of: (1) the remainder of the twenty-four (24) month period following your start date; or (2) twelve (12) months following your date of termination; with payments in either case commencing thirty (30) days after your termination and paid in accordance with regular payroll practice

b.	A lump sum payment payable thirty (30) days following your termination equal to (i) the greater of the Target Bonus or (ii) your actual bonus, to the extent determinable, for the year of termination,

c.	Outplacement assistance;

d.	Equity treatment as described in 6(a)(i) and 7(b) above; and

e.	The cost of relocation, but only if back to Cleveland, Ohio. This benefit applies for a maximum of two years from your actual start date.

13. Restrictive Covenants. Severance payments will be conditioned on your signing of a general waiver and release of claims and the expiration of any applicable revocation period occurring within sixty (60) days following your termination date, and your agreement not to solicit employees or customers for the severance period, and not disparage the Company nor disclose trade secrets or confidential information.

3.	It is further agreed that Section 16 is hereby amended and restated to remove the sentence following subsection (e) beginning with “For purposes of this Agreement, Good Reason shall mean” and replace it with the following:

For the purposes of this Agreement, Good Reason shall have the meaning ascribed to it in the Amended CIC Agreement, it being understood however that a Change of Control shall not be required. For the avoidance of doubt, you may terminate your employment for Good Reason at any time regardless of whether a Change of Control is contemplated or has occurred. It is further understood that, outside the context of a Change of Control, the Company retains the right to modify its employee benefits plans (i.e., health, welfare, retirement, etc.) and avoid triggering a Good Reason termination, as described in sections 5(c)(ii) and 4(b)(iii) of the Amended CIC

Agreement. Your decision to terminate for Good Reason shall be communicated by means of a written notice delivered by you to the Company within 90 days of the initial existence of the occurrence or condition on which you base your claim for Good Reason. If the condition is capable of being corrected, the Company shall have 30 days during which it may remedy the condition. If the condition is fully remedied within such time period, the Company shall not owe the amounts otherwise required to be paid under this Agreement. If the condition is not corrected or otherwise resolved by agreement of the parties, the Executive must leave employment within one year after the Company fails to cure the condition giving rise to the Executive’s claim for Good Reason.

4.	It is further agreed that Section 18 is hereby amended and restated in its entirety to read as follows:

18. Payments Subject to Section 409A. Subject to the provisions in this Section 18, any severance payments or benefits under this Agreement shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the date of termination of employment. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to you under this Agreement:

a.	It is intended that each installment of the severance payments and benefits provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code and the guidance issued thereunder (“Section 409A”). Neither you nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

b.	If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in this Agreement.

c.	If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

i.	Each installment of the severance payments and benefits due under this Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A; and

ii.

Each installment of the severance payments and benefits due under this Agreement that is not described in paragraph (i) above and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the separation from service occurs.

d.	The determination of whether and when your separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this paragraph (d), “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-(h)(3).

e.	All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

f.	The Company may withhold (or cause to be withheld) from any payments made under this Agreement, all federal, state, city or other taxes as shall be required to be withheld pursuant to any law or governmental regulation or ruling.

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By execution of this letter, you hereby agree to the foregoing amendment of the Agreement and reaffirm your obligations under the Agreement.

Very truly yours,

Analogic Corporation

By:	/s/ James W. Green
Jim Green
President & CEO

Acknowledged and Agreed:

/s/ John J. Fry
John J. Fry

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